UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LANDS’ END, INC.

(Name of Subject Company (issuer))

LEWHP, LLC

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.01 par value per share

(Title of Class of Securities)

51509F105

(CUSIP Number of Class of Securities)

Yehuda Shmidman

Chairman and Chief Executive Officer

WH TOPCO, L.P. (d/b/a WHP Global)

530 Fifth Avenue, 12th Floor

New York, New York 10036

Telephone: (646) 518-8495

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Sophia Hudson, P.C.

Leia Pearl Andrew

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Telephone: (212) 446-4800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Going-private transaction subject to Rule 13e-3.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Additional Information and Where to Find It

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by LEWHP, LLC, a Delaware limited liability company (“Purchaser”), to purchase up to 2,222,222 of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Lands’ End, Inc., a Delaware corporation (the “Company”), pursuant to the Membership Interest Purchase Agreement, dated as of January 26, 2026 (as it may be amended from time to time, the “MIPA”), by and among the Company, Lands’ End Direct Merchants, Inc., a Delaware corporation and wholly owned subsidiary of the Company (together with the Company, “Sellers”), Purchaser, WH Borrower, LLC, a Delaware limited liability company (“Borrower”), and WHP Topco, L.P., a Delaware limited partnership (“Topco”).

In connection with the transactions contemplated by the MIPA, Purchaser intends to commence a tender offer to purchase up to 2,222,222 Shares. The tender offer has not yet commenced. This filing is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company, nor is it a substitute for any tender offer materials that Purchaser or the Company will file with the SEC. A solicitation and an offer to buy shares of the Company will be made only pursuant to an offer to purchase and related materials that Purchaser intends to file with the SEC. At the time the tender offer is commenced, Purchaser will file a Tender Offer Statement on Schedule TO with the SEC, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE COMPANY’S SECURITY HOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of the Company at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Purchaser, the Company or the information agent for the tender offer, which will be named in the Tender Offer Statement. Copies of the documents filed with the SEC by the Company may be obtained at no charge on the Company’s internet website at www.landsend.com or by contacting the Company at Legal Department, 5 Lands’ End Lane, Dodgeville, Wisconsin 53595, Attention: Secretary. Copies of the documents filed with the SEC by Purchaser may be obtained at no charge by contacting Purchaser at 530 Fifth Avenue, 12th Floor, New York, New York 10036.

Cautionary Notes on Forward-Looking Statements

This filing contains forward-looking statements, including statements regarding the proposed transactions by and among the Sellers, Borrower, Topco, Purchaser and a newly formed Delaware limited liability company and wholly owned subsidiary of Sellers (“IPCo”) (the “Transactions”). These forward-looking statements generally are identified by the words “anticipate,” “estimate,” “expect,” “intend,” “project,” “plan,” “predict,” “believe,” “seek,” “continue,” “outlook,” “may,” “might,” “will,” “should,” “can have,” “likely,” “targeting” or the negative version of these words or comparable words. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the Transactions, the ability of the parties to complete the Transactions, the expected benefits of the Transactions, including future financial and operating results and strategic benefits, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on beliefs and assumptions made by the Company’s management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. These forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if the Company management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from those described in this filing include, among others:

•	uncertainties as to the timing of the tender offer and the other Transactions;

•	uncertainties as to how many of the Company’s stockholders will tender their stock in the offer;

•	the possibility that one or more closing conditions for the Transactions may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the Transactions (or only grant approval subject to adverse conditions or limitations), may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of the Company may not be obtained;

•	the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any;

•	the risk that the Transactions may not be completed on the terms or in the time frame expected by the Company or at all;

•	unexpected costs, charges or expenses resulting from the Transactions;

•	uncertainty of the expected financial performance of IPCo following completion of the Transactions;

•	the effects that a termination of the MIPA may have on the Company, including the possibility that there could be fluctuations in the trading price of the Company’s common stock as a result of the announcement, pendency or consummation of the Transactions;

•	risks related to the Company’s ability to realize the anticipated benefits of the Transactions, including the possibility that the expected benefits from the Transactions will not be realized or will not be realized within the expected time period;

•	the ability of IPCo to implement its business strategy;

•	the effects of the Transactions on relationships with employees, other business partners or governmental entities;

•	negative effects of this announcement, the pendency or the consummation of the Transactions on the market price of the Company’s common stock and/or the Company’s operating results, including current or future business;

•	risks associated with potential significant volatility and fluctuations in the market price of the Company’s common stock;

•	significant transaction costs;

•	risks relating to the occurrence of an IPO, change of control or significant asset sale of Topco (an “exchange event”), which is out of the Company and its stockholders’ control, to realize value from the Company’s exchange rights, and the possibility that such exchange event may never occur, or if it does occur, the possibility that it occurs on unfavorable terms, including economic terms;

•	the possibility that one or more of the agreements governing the Transactions may contain provisions that are difficult to enforce and the possibility of legal disputes between Sellers and Topco and its affiliates that could delay realization of the full benefits of the Transactions;

•	the possibility that any exchange event could be structured in a manner and on terms and conditions that are disadvantageous to the Company and its stockholders;

•	the possibility that the contribution of the Company’s intellectual property into IPCo may not achieve the anticipated results, particularly if such intellectual property is not monetized effectively;

•	the risk that Purchaser’s past performance may not be representative of future results;

•	uncertainties relating to IPCo’s ability to maintain the Company’s brand name and image with customers;

•	uncertainties relating to IPCo’s ability to respond to changing consumer preferences, identify and interpret consumer trends, and successfully market new products;

•	uncertainties regarding the Company’s and IPCo’s focus, strategic plans and other management actions;

•	the risk that stockholder litigation in connection with the Transactions or other litigation, settlements or investigations may affect the timing or occurrence of the Transactions or result in significant costs of defense, indemnification and liability;

•	the occurrence of any event that could give rise to termination of the Transactions;

•	risks related to the disruption of management time from ongoing business operations due to the pendency of the Transactions, or other effects of the pendency of the Transactions on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties;

•	global economic, political, legislative, regulatory and market conditions (including competitive pressures), evolving legal, regulatory and tax regimes, including the effects of tariffs, inflation and foreign currency exchange rate fluctuations around the world, the challenging consumer retail market in the United States and around the world and the impact of war and other conflicts around the world; and

•	other factors, including those set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2025 and subsequent Quarterly Reports on Form 10-Q.

Item 12. Exhibits

Exhibit No.	Description
Exhibit 99.1	Press Release, dated January 26, 2026, issued by the Company and Purchaser.
Exhibit 99.2	Transcript of video message from Andrew McLean, Chief Executive of the Company, sent to the Company’s employees, dated January 26,2026.
Exhibit 99.3	Email from Andrew McLean, Chief Executive of the Company, sent to the Company’s employees, dated January 26, 2026.